Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

June 25, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,530 1,520 1,487 1,458 1,421 1,390 1,361 1,336 1,295 1,269 1,260 1,243 1,235 1,217 1,209 1,190 1,182	6/12/2014 6/6/2014 5/9/2014 4/11/2014 3/13/2014 2/14/2014 1/17/2014 12/19/2013 11/21/2013 10/31/2013 10/16/2013 10/3/2013 9/19/2013 9/5/2013 8/22/2013 8/8/2013 7/25/2013	485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT

0001137360-14-000371

0001137360-14-000349

0001137360-14-000277

0001137360-14-000210

0001137360-14-000143

0001137360-14-000082

0001137360-14-000033

0001137360-13-000749

0001137360-13-000664

0001137360-13-000614

0001137360-13-000594

0001137360-13-000560

0001137360-13-000543

0001137360-13-000505

0001137360-13-000491

0001137360-13-000457

0001137360-13-000439

1,170	7/11/2013	485BXT	0001137360-13-000419
1,153	6/28/2013	485BXT	0001137360-13-000389
1,141	6/21/2013	485BXT	0001137360-13-000366
1,121	6/7/2013	485BXT	0001137360-13-000329
1,095	5/10/2013	485BXT	0001137360-13-000278
1,067	4/12/2013	485BXT	0001137360-13-000227
1,037	3/15/2013	485BXT	0001137360-13-000175

1,006	2/15/2013	485BXT	0001137360-13-000119
969	1/18/2013	485BXT	0001137360-13-000044
937	12/20/2012	485BXT	0001137360-12-000676
910	11/20/2012	485BXT	0001137360-12-000621
826	9/6/2012	485APOS	0000930413-12-005129

The Amendments relate to MV Emerging Markets Aggregate Bond ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Secretary